UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96950F104

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 148,101,606 Common Units
	8.	Shared Voting Power 131,370,638 Common Units
	9.	Sole Dispositive Power 148,101,606 Common Units
	10.	Shared Dispositive Power 131,370,638 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,472,244 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.8%
14.	Type of Reporting Person (See Instructions) HC; CO

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Discovery Pipeline LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,425,466 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,425,466 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,466 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Energy, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,233 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,233 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,233 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,363,527 Common Units*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,363,527 Common Units*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,527 Common Units*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

*	In addition to 3,363,527 Common Units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Partners Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,826,378 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,826,378 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,378 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons Williams Gas Pipeline Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 120,803,034 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 120,803,034 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,803,034 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.3%
14.	Type of Reporting Person (See Instructions) HC; OO – limited liability company

CUSIP No. 96950F104

1.	Names of Reporting Persons WGP Gulfstream Pipeline Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,334 Common Units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,334 Common Units
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,334 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO – limited liability company

Introduction

This Amendment No. 15 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC, Williams Energy, L.L.C. (“WE”), Williams Partners GP LLC ( “GP LLC”) Williams Partners Holdings LLC (“Holdings”), Williams Gas Pipeline Company, LLC (“WGP”), and MAPCO LLC (“MAPCO”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”), Amendment No. 5 filed on January 18, 2008 (“Amendment No. 5”), Amendment No. 6 filed on February 28, 2008 (“Amendment No. 6”), Amendment No. 7 filed on January 19, 2010 (“Amendment No. 7”), Amendment No. 8 filed on February 19, 2010 (“Amendment No. 8”), Amendment No. 9 filed on September 2, 2010 (“Amendment No. 9”), Amendment No. 10 filed on October 7, 2010 (“Amendment No. 10”), Amendment No. 11 filed on May 18, 2011 (“Amendment No. 11”), Amendment No. 12 filed on March 27, 2012 (“Amendment No. 12”), Amendment No. 13 filed on May 11, 2012 (“Amendment No. 13”) and Amendment No. 14 filed on November 6, 2012 (“Amendment No. 14” and collectively, the “Amendment Filings”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by the Amendment Filings shall remain unchanged.

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This statement on Schedule 13D (“Schedule 13D”) is filed by TWC, WE, GP LLC, Holdings, WGP, Williams Discovery Pipeline LLC, a Delaware limited liability company (“Discovery”) and WGP Gulfstream Pipeline Company, L.L.C., a Delaware limited liability company (“WGPGPC”) (collectively, the “Reporting Persons”).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of TWC, WE, Discovery, GP LLC, Holdings, WGP, WGPGPC, MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, LLC, or ESPAGAS USA Inc. has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference herein.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On March 5, 2013, TWC and the Issuer entered into a Common Unit Purchase Agreement (the “Common Unit Purchase Agreement”) providing for the issuance and sale to TWC (the “Private Placement”) of 3,000,000 Common Units in a private placement transaction in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended. The Private Placement closed on March 8, 2013. The Common Units issued in the Private Placement were sold to TWC at a price per Common Unit of $47.66, which is equal to the public offering price in the Issuer’s concurrent underwritten public offering of 11,250,000 Common Units, less the underwriting discount and commissions in such offering. The aggregate purchase price in the Private Placement was approximately $143.0 million, paid for with TWC’s cash on hand.

The foregoing description of the Common Unit Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Common Unit Purchase Agreement, a copy of which is attached as Exhibit W hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) TWC is the record owner of 148,101,606 Common Units and, as the direct or indirect 100% owner of each of WE, Discovery, WGP, WGPGPC, GP LLC and Holdings, may, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own 279,472,244 Common Units, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 67.8% of the outstanding Common Units. TWC may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.

(2) WE is the record owner of 2,952,233 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.7% of the outstanding Common Units.

(3) GP LLC is the record owner of 3,363,527 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.8% of the outstanding Common Units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

(4) Discovery is the record owner of 1,425,466 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.3% of the outstanding Common Units.

(5) Holdings is the record owner of 2,826,378 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.7% of the outstanding Common Units.

(6) WGP is the record owner of 115,689,700 Common Units, and, as the 100% owner of WGPGPC, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,113,334 Common Units held of record by WGPGPC, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 29.3% of the outstanding Common Units.

(7) WGPGPC is the record owner of 5,113,334 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.2% of the outstanding Common Units.

(8) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, LLC and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit W	Common Unit Purchase Agreement dated as of March 5, 2013, by and among Williams Partners L.P. and The Williams Companies, Inc. (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel Title: Senior Vice President and Chief Financial Officer

Williams Energy, L.L.C.

By:	/s/ Rory L. Miller
Name: Rory L. Miller Title: Senior Vice President

Williams Discovery Pipeline LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller Title: Senior Vice President

Williams Partners GP LLC

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel Title: Chief Financial Officer

Williams Partners Holdings LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller Title: Senior Vice President

Williams Gas Pipeline Company, LLC

By:	/s/ Frank J. Ferazzi
Name: Frank J. Ferazzi Title: Vice President

WGP Gulfstream Pipeline Company, L.L.C.

By:	/s/ Frank J. Ferazzi
Name: Frank J. Ferazzi Title: VP and GM Transco

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer, and President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 4

Frank E. Billings

c/o The Williams Companies, Inc.

1605 Coraopolis Heights

Moon Township, PA 15108

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Allison G. Bridges

c/o The Williams Companies, Inc.

295 Chipeta Way

Salt Lake City, UT 84108

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 758

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 3

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Senior Vice President – Atlantic – Gulf

Citizenship: USA

Amount Beneficially Owned: 0

Randy M. Newcomer

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Interim Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnote 6

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, TX 77056

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 300

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 3

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 5

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 7

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, TX 75275-0117

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, Strad Energy Services Ltd.

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

7701 Forsyth Blvd., Suite 1000

Clayton, Missouri 63105

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,492 (less than 1%) See footnotes 1 and 3

Frank T. MacInnis

274 Riverside Avenue

Westport, Connecticut 06880

Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Chairman of the Board of EMCOR

Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 3

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the

North American energy sector); former Minister of Energy for Alberta, Canada

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 8

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Executive Officers of Williams Energy, L.L.C.

Rory L. Miller

(see above)

Management Committee of Williams Energy, L.L.C.

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Discovery Pipeline LLC

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

James E. Scheel

(see above)

Management Committee of Williams Discovery Pipeline LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Partners GP LLC

Alan S. Armstrong, Chairman of the Board & Chief Executive Officer

(see above)

Frank E. Billings, Senior Vice President – Northeast G&P

(see above)

Donald R. Chappel, Chief Financial Officer and Treasurer

(see above)

Rory L. Miller, Senior Vice President – Atlantic – Gulf

(see above)

Fred E. Pace, Senior Vice President – E&C

(see above)

Brian L. Perilloux, Senior Vice President – Operational Excellence

(see above)

Craig L. Rainey, General Counsel

(see above)

James E. Scheel, Senior Vice President – Corporate Strategic Development

(see above)

Ted T. Timmermans, Vice President, Controller & Chief Accounting Officer

(see above)

Board of Directors of Williams Partners GP LLC

Alan S. Armstrong

(see above)

Donald R. Chappel

(see above)

Rory L. Miller

(see above)

James E. Scheel

(see above)

Alice M. Peterson

c/o Williams Partners GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Special advisor to SAI Global (a risk management, compliance and business improvement service provider)

Citizenship: USA

Amount Beneficially Owned: 4,524 (less than 1%) See footnotes 1 and 3

H. Brent Austin

c/o Williams Partners GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Investment Officer of Alsamora L.P. (a private limited partnership with real estate and diversified equity investments)

Citizenship: USA

Amount Beneficially Owned: 10,336 (less than 1%) See footnote 2

Thomas F. Karam

c/o Williams Partners GP LLC

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Private investor

Citizenship: USA

Amount Beneficially Owned: 285,262 (less than 1%) See footnote 9

Executive Officers of Williams Partners Holdings LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Executive Officers of MAPCO LLC

Rory L. Miller

(see above)

Management Committee of MAPCO LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(See above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Midstream Natural Gas Liquids, Inc.

Rory L. Miller

(See above)

Board of Directors of Williams Midstream Natural Gas Liquids, Inc.

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of Williams Natural Gas Liquids, LLC

Rory L. Miller

(see above)

Management Committee of Williams Natural Gas Liquids, LLC

Alan S. Armstrong

(see above)

Rory L. Miller

(see above)

Randy M. Newcomer

(see above)

Executive Officers of ESPAGAS USA Inc.

Donald R. Chappel

(see above)

Board of Directors of ESPAGAS USA Inc.

Donald R. Chappel

(see above)

Dennis M. Elliott

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, OK 74172-0172

Principal Occupation: Director Operational Excellence for The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 3

Executive Officers of Williams Gas Pipeline Company, LLC

Frank J. Ferazzi

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Vice President

Citizenship: USA

Amount Beneficially Owned: 0

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

Executive Officers of WGP Gulfstream Pipeline Company, L.L.C.

Frank J. Ferazzi

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

James E. Scheel

(see above)

Management Committee of WGP Gulfstream Pipeline Company, L.L.C.

Frank J. Ferazzi

(see above)

1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

2 Listed Person holds all or a portion of such Common Units in joint tenancy with his spouse and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

3 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

4 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

5 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.

6 Listed Person and his spouse are the trustees of the Randy M. Newcomer Trust, dated October 11, 2007, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 758 Common Units held by the Trust.

7 Listed Person and his spouse are the trustees of the Joe R. Cleveland Family Trust, dated June 18, 2009, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 Common Units held by the Trust.

8 Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 25, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 Common Units held by the Trust.

9 The Listed Person (a) has sole power to vote or direct the vote of, sole power to dispose or to direct the disposition of, the right to receive or the power to direct the receipt of dividends from, and the right to receive the proceeds from the sale of, 189,769 Common Units, (b) is the general partner of KFP III, LP, with sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 76,258 Common Units held by KFP III, LP, and (c) may be deemed to beneficially own an estimated 19,235 Common Units due to his interest in Delphi Midstream Partners LLC.